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                                 EXHIBIT (B)(5)


                                 MERCER CAPITAL

5860 RIDGEWAY CENTER PARKWAY, SUITE 410                     MEMPHIS, TN 38120
PHONE  (901) 685-2120                                       FAX  (901) 685-2199

TO:               NSA International, Inc. Board of Directors
FROM:             Kenneth W. Patton, ASA
DATE:             November 13, 1998
SUBJECT:          Fairness Memorandum

Mercer Capital Management, Inc. ("Mercer Capital") has been retained by a special committee of the Board of Directors ("Special Committee") of NSA International, Inc. ("NSAI" or "the Company") for purposes of issuing a fairness opinion for the transaction described below. The fairness opinion is presented in Tab 1 of the memorandum and addresses the fairness of the consideration to be paid to NSAI shareholders from a financial point of view.

THE TRANSACTION

It is our understanding that the Board of Directors of NSAI will approve a one-for-2,400 reverse stock split as part of a "going private transaction." Shareholders with fewer than 2,400 shares will receive cash of $1.125 per share in lieu of fractional shares. As a result of the transaction, NSAI's shareholder base will decline from approximately 900 today to less than 300, and thereby allow the Company to go private. It is anticipated that roughly one million shares will be acquired.1

PROCEDURES AND INVESTIGATION

As part of its investigation, representatives of Mercer Capital visited with NSAI management and counsel to the Independent Committee of the Board of Directors regarding the transaction, the Company's operations, including its history, historical and prospective financial performance, and its relationship with its privately held sister company, National Safety Associates, Inc. ("NSA").

Mercer Capital also reviewed and considered the following documents:

1. Draft Rule 13e-3 Transaction Statement and Draft Proxy Statement prepared for purposes of the contemplated transaction;

--------------------

(1) Because some shares are held in street names, the exact number of shares to be acquired is not known at this time. However, the Company's board of directors collectively controls about 67% of the outstanding shares, including 2,336,180 (49.7%) common shares held by affiliate National Safety Associates, Inc. It is not anticipated that any of the directors' shares will be acquired in the transaction.

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2.   Annual stockholder reports for the fiscal years ended April 30, 1994-1997;

3.   Annual report on Form 10-K for the fiscal years ended April 30, 1994-1998;

4. Proxy statements to shareholders dated September 24, 1993, September 15, 1994, October 3, 1995, November 4, 1996, and December 2, 1997;

5.   Quarterly report on Form 10-Q for the quarter ended July 31, 1998;

6. Internally prepared financial statements for the five month period ended September 30, 1998;

7.   Fiscal 1999 budget;

8.   Minutes for the Board of Directors meetings;

9. Historical price and volume data for NSAI's publicly traded common shares for the period April 3, 1993 through November 6, 1998;

10. Tennessee's Fair Value statue as promulgated in Sections 48-23-101 through 48-23-302 of the Tennessee Business Corporation Act and as interpreted in Tennessee fair value case law; and,

11. Indication of Fair Value of NSA International, Inc., dated September 1998, by Asset Services, LP.

FINANCIAL SYNOPSIS

As shown in the chart below, the Company has incurred significant losses during the past five years. Reported sales declined from $112.5 million in fiscal 1994 to $23.6 million for the twelve month period ended July 31, 1998. The Company recorded net losses, ranging from $2.4 million to $10.7 million, in each of the past five fiscal years, while a net loss of $188 thousand was recorded during the first quarter of fiscal 1999. As summarized below and presented in more detail in Exhibit V-2 located behind Tab 5, some of the losses are attributable to restructuring charges and the like. However, the Company also has incurred significant losses on an operating basis.


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                            NSA INTERNATIONAL, INC.
                      SUMMARY FINANCIAL INFORMATION ($000)

                                                                                 FISCAL YEARS ENDED APRIL 30,
                                    Budget            LTM          ---------------------------------------------------------
                                     1999            Jul-98         1998         1997        1996          1995         1994
                                    ------           ------         ----         ----        ----          ----         ----

CAPITAL STRUCTURE
 Interest Bearing Debt                   na         $     0       $     0      $      0    $      0       $     0     $  1,351
 Common Equity                           na         $ 3,692       $ 3,881      $  8,307    $ 10,206       $20,917     $ 25,661
 Book Value Per Share                    na         $  0.79       $  0.83      $   1.71    $   2.10       $  4.31     $   5.28

REPORTED FINANCIAL PERFORMANCE
 Sales                              $28,651         $23,616       $23,048      $ 36,107    $ 73,150      $108,689     $112,531
 EBITDA                             $   492         $(4,373)      $(4,719)     $ (9,964)   $(10,590)     $ (4,333)    $ (2,366)
 EBIT                               $   292         $(4,621)      $(4,985)     $(10,526)   $(11,567)     $ (5,916)    $ (4,113)
 Pre-Tax Income                     $   489         $(4,123)      $(4,421)     $ (9,832)   $(10,812)     $ (5,502)    $ (3,306)
 Net Income                         $   489         $(3,858)      $(4,156)     $ (9,810)   $(10,709)     $ (4,741)    $ (2,414)
 Earnings Per Share                 $  0.10         $ (0.82)      $ (0.89)     $  (2.02)   $  (2.20)     $  (0.98)    $  (0.50)

ADJUSTED FINANCIAL PERFORMANCE
 Sales                              $28,651         $23,616       $23,048      $ 36,107    $ 73,150      $108,689     $112,531
 EBITDA                             $   492         $(3,392)      $(4,021)     $ (5,053)   $(10,602)     $ (4,738)    $ (1,997)
 EBIT                               $   292         $(3,641)      $(4,286)     $ (5,615)   $(11,579)     $ (6,321)    $ (3,744)
 Pre-Tax Income                     $   492         $(3,143)      $(3,723)     $ (4,920)   $(10,824)     $ (5,908)    $ (2,937)
 Net Income                              na              na            na            na          na            na           na


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* Adjusted financial statements per Exhibit V-2 located behind Tab 5

Although management has budgeted a profit of $489 thousand for fiscal 1999, approximately $200 thousand of the earnings are attributable to interest income. For the five month period ended September 31, 1998, the Company's internally prepared financial statements indicated an operating loss of $533 thousand versus a budgeted operating loss of $254 thousand, and an actual net loss of $215 thousand versus a budgeted profit of $312 thousand.

Operating losses have been funded through a reduction in cash and short-term investments, which have declined from $20.6 million at year-end 1994 to $4.5 million at July 31, 1998, and advances from NSA. During fiscal 1997, NSA forgave $7.9 million of advances to NSAI;2 however, the "due to" NSA account subsequently increased to $10.5 million by July 31, 1998.

As of July 31, 1998, NSAI's capital structure consisted solely of $3.7 million of common equity as the Company did not have any interest bearing debt.


---------------------

(2) The debt forgiveness was classified as an equity contribution. See Exhibit 5 located behind Tab 3.


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MARKET FOR NSAI'S SHARES

NSAI became a publicly held company by issuing shares to employees, dealers, and distributors rather than through an IPO. During 1993, the Company was forced to register with the SEC when the number of shareholders rose over 500. At that time, the Board elected to register the Company's shares on NASDAQ's national market system ("NMS").

NSAI's trading history is presented behind Tab 4. The Company's shares reached an all-time high of $13.50 per share during the fourth quarter of fiscal 1993 following listing of the shares on NASDAQ's NMS. Since then, NSAI's common shares fell to an all-time low of $0.75 per share on October 7, 1998 before subsequently rebounding to $1.36 per share on November 5, 1998 when 3,500 shares traded. During the following week, 50,100 shares traded on November 9 at $1.00 per share, and on November 11 when 29,150 shares traded at $1.06 per share.3

                 [NSA International, Inc. Market Shares Chart]





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(3) As of the date of the drafting of this memorandum, the actual price at which each block of shares traded on November 9 and 11 is not known. The cited prices reflect the last transaction price on each day. The low bid and high ask prices on November 9 were, respectively, $0.875 per share and $1.06 per share, while the low bid and high ask price on November 11 were, respectively, $0.94 per share and $1.06 per share.

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Trading volume has never been great. Average daily trading volume for 1998 is approximately 1,500 shares.4 However, a large percentage of the transactions are attributable to the Company's now suspended share repurchase program. On March 10, 1997, the Company had approved a share repurchase program of up to $1.0 million to boost the value of its shares to avoid a delisting on NASDAQ's NMS and to fund an incentive stock option plan without issuing additional shares. Management indicated that all purchases made by the company were done pursuant to Rule 10(b)(18) of the Securities Exchange Act of 1934.


                      NSA INTERNATIONAL SHARE REPURCHASES

                          Shares                                  Transaction
Date Purchased           Acquired             Price                  Value
-------------------------------------------------------------------------------
February 18, 1998           7,000             $1.38                  $9,625
March 6, 1998              12,500             $1.25                 $15,625
March 9, 1998              15,000             $1.25                 $18,750
March 16, 1998              7,500             $1.25                  $9,375
March 17, 1998             10,000             $1.13                 $11,250
March 19, 1998             15,000             $1.13                 $16,875
April 23, 1998              5,000             $1.25                  $6,250
May 19, 1998                7,000             $1.63                 $11,375
May 26, 1998                5,000             $1.75                  $8,750
July 17, 1998               5,500             $1.63                  $8,938
August 7, 1998             29,100             $1.63                 $47,288
August 10, 1998            25,000             $1.63                 $40,625
                         --------------------------------------------------
  TOTAL PROGRAM           239,720             $1.65                $395,014
                         ==================================================
  CALENDAR 1998           143,600             $1.43                $204,725
                         ==================================================

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* Source Morgan Keegan ... Date may reflect settlement date


A total of 357,000 shares traded between January 2, 1998 and November 11, 1998. During this same period, the Company repurchased 143,600 shares at prices ranging from $1.13 per share to $1.75 per share. On August 18, 1998 the Company's Board of Directors terminated the repurchase program in connection with the proposed reverse stock split. The suspension of the repurchase program and the announcement of the contemplated reverse stock plan were disclosed in the Company's first quarter 10-Q which was filed on or about September 11, 1998.





------------------

(4) NSAI's reported trading volume is divided by two to eliminate intermediary broker trades which are counted in the daily volume by NASD.



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During August, equity, corporate bond, and emerging markets sold off with much of the liquidity moving to U.S. Treasuries. Small capitalization U.S. stocks, which had lagged broader market averages throughout the year, declined significantly. The Russell 2000 peaked during April 1998 at 491.41, then declined 14.6% to 419.75 on July 31, 1998 when the market correction began. The Russell 2000 subsequently declined 26.1% (36.9% from the April high) to 310.28 by early October before recovering to 400.32 on November 6, 1998. By way of comparison, NSAI's shares fell 50% from $1.50 per share in mid-August when the share program was suspended to $0.75 per share on October 7, 1998. Since then NSAI's shares rose to $1.36 per share on November 5 when 3,500 shares traded, while 50,100 shares traded on November 9 at $1.00 per share and 29,150 shares traded on November 11 at $1.06 per share.5

The November 5th trade is the only transaction since August 27 which exceeds the proposed reverse stock price of $1.125 per share. As of November 11, 1998, the 10 day average closing price was $1.08 per share; however, the 10 day average on which trading occurred was $1.07 per share through November 11.

VALUATION ANALYSIS

In rendering the fairness opinion, we have considered several valuation approaches, which are presented in Tab 5.

                              TRANSACTIONS (MARKET)

As discussed immediately above, there is a limited market for the Company's shares. The 52 week trading range is $0.75 per share to $2.00 per share. Approximately 79,000 shares traded on November 9 and 11 at $1.00 per share and $1.06 per share, with the last trade on November 11 occurring at $1.06 per share.

Given the relatively thin market for the Company's shares, a ten day average price should also be considered in deriving an indicated value as well as the most recent transaction history. Using an average price would be similar to a stock-for-stock merger in which the exchange ratio is based upon an average price for the buyer for a ten or twenty day period ending immediately prior to the date the Definitive Agreement is signed or on the date that the merger is consummated.

Based upon the above, we have assigned indicated values under the transaction method of $1.07 per share (the ten day average closing price when the shares have traded) and $1.06 per share, the most recent transaction price through November 11, 1998.





---------------------
(5) As of the date of the drafting of the memorandum, we did not have information regarding whether the November 5, 1998 transaction reflected a buyer paying the ask price or a seller receiving the bid price. Given the jump in pricing, it would appear that the November 5th transaction was a buyer, and therefore some of the jump in pricing between the 4th and 5th reflected a transaction occurring at the bid price on the 4th and the ask price on the 5th.

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                                 NET ASSET VALUE

Net asset value essentially represents adjusted book value, with assets and liabilities marked to market values, to the extent such values are known. Net asset value is typically treated as an indication of value, rather than a liquidation value, though such value might be realizable in a liquidation scenario. Net asset value tends to assume greater importance for asset holding companies. The relevance of net asset value is limited for going concern operating entities, except in instances when earnings are depressed and investors may look towards book value or adjusted book value for an indication of value.

In the case of NSAI, its earnings are clearly depressed. We discussed with management the composition of the Company's assets and liabilities, and specifically inquired as to any assets or liabilities that was believed to be significantly different than that which is reflected on the balance sheet. Management indicated that it knew of no material adjustment. Management also indicated that it did not know of any material off balance sheet asset whose value is not reflected on the balance sheet, and if it were would increase book value.

Based upon our analysis, we concluded that reported book value of $3,691,641 ($0.79 per share) as reported on the July 31, 1998 10-Q was reasonably representative of net asset value.

                EARNINGS CAPITALIZATION AND DISCOUNTED CASH FLOW

As shown in Exhibit V-2, the Company's reported earnings are adjusted to derive adjusted operating pre-tax income, earnings before interest and taxes ("EBIT") and earnings before interest, taxes and depreciation/amortization ("EBITDA"). Based upon our analysis we cannot attribute any earning power to the Company at this time. Although management has projected a pre-tax profit of $489 thousand for fiscal 1999 ($196 thousand of which represents interest income), the Company has reported a pre-tax loss of $215 thousand through September 30, 1998 as compared to a budgeted profit of $312 thousand. While the Company's financial performance indicates that it is no longer generating large operating losses and may be nearing break-even operations for the moment, the Company's operations are such that one cannot attribute any sort of ongoing profitability for purposes of deriving an earnings (or cash flow) based indication of value.

It should also be noted that we did not prepare a set of projections for purposes of deriving an discounted cash flow (DCF) indication of value. Management has not prepared such projections, and had such projections been prepared, any indication of value would also be speculative given the Company's earnings history.

CONCLUSION

Based upon our analysis of the proposed transaction, the Company's financial performance, and the market for the Company's shares, we have concluded that a transaction price of $1.125 per share would be fair to NSAI's shareholders from a financial point of view. The opinion is subject to change, however, depending on developments between the date of this memorandum and the date(s) on which we are asked to update our opinion. If the market price of NSAI rises, then our opinion may be withheld at that time.

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